SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON MARCH 27, 2006

Date, time and place: Held on March 27, 2006, at 9:00 am, at the company’s headquarters, at Rua Tamoios, No. 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors, being Mr. Antonio Kandir present by telephone conference, according to Article 14 of Companys’ By-Laws. Call: Held by email on February 20, 2006. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Agenda: (I) approval of the assumption of ownership of shares in two newly created wholly owned subsidiaries, Gol Finance and GAC Inc; (II) approval of guarantees for obligations under Perpetual Notes issued by Gol Finance; and (III) election of the members of the Company’s Board of Officers and the members of the Board of Directors’ Committees. Resolutions Unanimously Taken: After necessary clarifications: (I) It was approved, under Article 16, item “j”, of the Company’s By-Laws, the assumption of ownership by the Company of shares in two newly created subsidiaries (a) Gol Finance, incorporated under the Laws of Cayman Islands, and (b) GAC Inc., incorporated under the Laws of Cayman Islands. (II) It was approved, under Article 16, items “k” and “l” of the Company’s By-Laws, the guarantee by the Company for obligations of Gol Finance under the “Perpetual Notes”. The Company’s Board of Officers is forthwith authorized to carry out all actions and execute all documents necessary or convenient, in Brazil or abroad, to effectively implement the matters approved herein. (III) It was approved the reelection of the Company’s Board of Officers for a new unified term of office of 1 (one) year, counted as from the date hereof, it is, until March 27, 2007, to wit, Messrs.: (a) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of Identity Card R.G. No. 929.100 SEP/DF and enrolled with C.P.F. under No. 417.942.901 -25, resident e domiciled at Av. Dom Jaime Barros Câmara, No. 300, house 1, in the City of São Bernardo do Campo, State of São Paulo, CEP 09895-40, to the title of President and Chief Executive Officer; (b) RICHARD FREEMAN LARK JUNIOR, American, currently under naturalization, single, administrator, bearer of Identity Card R.N.E. V-203.471 H-SE/DP-MAF, enrolled with C.P.F. under No. 214.996.428 -73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua General Mena Barreto, No. 447, apartment 41, CEP 01433-010, to the title of Executive Vice President and Chief Financial Officer, cumulating the title of Investor Relations Officer; (c) WILSON MACIEL RAMOS, Brazilian, businessman, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Sansão Alves dos Santos, No. 373, apartment 213, Cidade Monções, CEP 04571-090, bearer of Identity Card R.G. No. 545.823 -SEP/DF and enrolled with C.P.F. under No. 096.377.109 -49, to the title of Executive Vice President; (d) DAVID BARIONI NETO, Brazilian, businessman, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Sabiá, No. 680, apartment 101, bearer of Identity Card R.G. No. 3.818.902 SSP/SP and enrolled with C.P.F. under No. 012.237.358 -85, to the title of Executive Vice President; and (e) TARC¥SIO GERALDO GARGIONI, Brazilian, businessman, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Nelson Gama de Oliveira, No. 57, apartment 602, bearer of Identity Card R.G. No. 175.302 -9 SSP/SC and enrolled with C.P.F. under No. 133.272.919 -34, to the title of Executive Vice President. The Chairman of the meeting clarified that the officers now elected accepted their reelection, stating the acknowledgement of the content of article 147 of Law No. 6.404, dated December 15, 1976, as amended, and therefore that the officers did not conduct any illegal acts foreseen in law that could prevent them to exercise commercial activities, and that they shall remain their titles. The Board, at last, approved the reelection of the members of the Company’s Board of Directors Committees to a new unified term of office of 1 (one) year, counted as from the date hereof, it is, until March 27, 2007, being reelected: (a) to the Audit Committee, Messrs. (i) Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card R.N.E W 401.505 -E, enrolled with C.P.F. under No. 249.630.118 -91, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Presidente Juscelino Kubitschek, No. 1.726, complex 71, 7th floor, CEP 04543-000; (ii) Antonio Kandir, Brazilian, divorced, engineer, bearer of Identity Card R.G. No. 4.866.700 -6 SSP/SP, enrolled with C.P.F. under No. 146.229.631 -91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, No. 135, Granja Julieta, CEP 04720-060; and (iii) Luiz Kaufmann, Brazilian, married, engineer, bearer of Identity Card R.G. nº 7.162.266 -SSP/SP and enrolled with C.P.F. under No. 036.200.699 -72, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Funchal, 263, complex 44, Vila Olímpia, CEP 04551-904; (b) to the Corporate Governance and Nomination Committee, Messrs. (i) Charles Barnsley Holland, Brazilian, auditor, married, resident and domiciled at Rua Miranda Montenegro, 144, in the City of São Paulo, State of São Paulo, bearer of Identity Card R.G. No. 12.782.315 -SSP/SP and enrolled with C.P.F. under No. 379.343.258 -00; (ii) Paulo César Aragão, Brazilian, divorced, attorney-at-law, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 50, 4th floor, bearer of OAB/RJ No. 21.560 and enrolled with C.P.F. under No. 174.204.407 -78; and (iii) Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. No. M-1.072.104 and enrolled with C.P.F. under No. 385.001.086 -49, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais; (c) to the Compensation Committee, Messrs. (i) Henrique Constantino, Brazilian, married, businessman, bearer of Identity Card R.G. No. 1.022.856 SEP/DF, enrolled with C.P.F. under No. 443.609.911 -34, resident and domiciled in the City of São Bernardo do Campo, State of São Paulo, at Avenida Dom Jaime Barros Câmara, 300, house 01, CEP 09895-400, (ii) Marco Antonio Piller, Brazilian, married, administrator, bearer of Identity Card R.G. No. 3.052.978 -5 SSP/SP, enrolled with C.P.F. under No. 054.341.308 -04, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Tamoios, No. 246, ground floor, CEP 04630-000; and (iii) Marcos Roberto Morales, Brazilian, married, consultant, bearer of Identity Card R.G. nº. 16.369.520 -9, enrolled with C.P.F. under No. 068.618.238 -30, resident and domiciled on the City of São Paulo, State of São Paulo; (d) to the Risk Policy Committee, Messrs. (i) Henrique Constantino, identified above; (ii) Richard Freeman Lark Júnior, identified above; and (iii) Barry Siler, specialist in hedge techniques related to petroleum and combustive, American, married, consultant, bearer of Passport No. 134943540, resident and domiciled in the United States of America, in the State of Texas, Spring, with offices at 1511 Redstone Manor Drive, Suíte 100, Spring, Texas, 77379-7404; e (d) to the Financial Policy Committee, Messrs. (i) Henrique Constantino and (ii) Richard Freeman Lark Júnior, both identified above. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, March 27, 2006.

Presiding Board:

Constantino de Oliveira Júnior - Chairman

Henrique Constantino- Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.